UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Blocklisting Interim Review


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed

1.   Name of company

     PEARSON PLC

2.   Name of scheme

     WORLDWIDE SAVE FOR SHARES

3.   Period of return: From JUNE 2003 To NOVEMBER 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

     3,069

5.   Number of shares issued / allotted under scheme during period:

     0

6.   Balance under scheme not yet issued / allotted at end of period

     3,069

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

     1 MILLION on 8 June 2001


Please confirm total number of shares in issue at the end of the period in order for us to update our records

802,384,947


Contact for queries

Name               Andy Wilkinson

Address            Pearson plc 80 Strand London WC2R 0RL

Telephone          020 7010 2252


Person making the return

Name               Andy Wilkinson

Position           Share Plans Manager

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed


1.   Name of company

     PEARSON PLC

2.   Name of scheme

     1988 EXECUTIVE SCHEME

3.   Period of return:  From JUNE 2003 To NOVEMBER 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

     909,696

5.   Number of shares issued / allotted under scheme during period:

     52,135

6.   Balance under scheme not yet issued / allotted at end of period

     857,561

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

     2,532,398 on 15 November 2000


Please confirm total number of shares in issue at the end of the period in order for us to update our records

802,384,947


Contact for queries

Name               Andy Wilkinson

Address            Pearson plc 80 Strand London WC2R 0RL

Telephone          020 7010 2252


Person making the return

Name               Andy Wilkinson

Position           Share Plans Manager

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed


1.   Name of company

     PEARSON PLC

2.   Name of scheme

     1998 EXECUTIVE SCHEME

3.   Period of return:  From JUNE 2003 To NOVEMBER 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

     586,028

5.   Number of shares issued / allotted under scheme during period:

     526,269

6.   Balance under scheme not yet issued / allotted at end of period

     59,759

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

     876,326 on 15 November 2000


Please confirm total number of shares in issue at the end of the period in order for us to update our records

802,384,947


Contact for queries

Name               Andy Wilkinson

Address            Pearson plc 80 Strand London WC2R 0RL

Telephone          020 7010 2252


Person making the return

Name               Andy Wilkinson

Position           Share Plans Manager

Signature


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS


               Please ensure the entries on this return are typed


1.   Name of company

     PEARSON PLC

2.   Name of scheme

     1992 US SENIOR EXECUTIVE

3.   Period of return:  From JUNE 2003 To NOVEMBER 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

     175,529

5.   Number of shares issued / allotted under scheme during period:

     0

6.   Balance under scheme not yet issued / allotted at end of period

     175,529

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

     1,181,607 on 15 November 2000


Please confirm total number of shares in issue at the end of the period in order for us to update our records

802,384,947


Contact for queries

Name               Andy Wilkinson

Address            Pearson plc 80 Strand London WC2R 0RL

Telephone          020 7010 2252


Person making the return

Name               Andy Wilkinson

Position           Share Plans Manager

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                   SCHEDULE 5

                         BLOCKLISTING SIX MONTHLY RETURN


To:  Listing Applications
     UK Listing Authority
     Financial Services Authority
     25, The North Colonnade
     Canary Wharf
     London, E14 5HS

               Please ensure the entries on this return are typed


1.   Name of company

     PEARSON PLC

2.   Name of scheme

     US SENIOR EXECUTIVE

3.   Period of return:     From June 2003 To November 2003

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

     110,753

5.   Number of shares issued / allotted under scheme during period:

     110,000

6.   Balance under scheme not yet issued / allotted at end of period

     753

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

     575,000 on 21 October 1997

Please confirm total number of shares in issue at the end of the period in order for us to update our records

802,384,947


Contact for queries

Name               Andy Wilkinson

Address            Pearson plc 80 Strand London WC2R 0RL

Telephone          020 7010 2252


Person making the return

Name               Andy Wilkinson

Position           Share Plans Manager

Signature

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 12 December 2003

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary